July 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:     Energy and Water Development Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-265342

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. EST on July 5, 2022, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the Staff of the Commission.

The Company hereby authorizes Amy K. Maliza of di Santo Law PLLC to orally modify or withdraw this request for acceleration. Please contact Ms. Maliza at (305) 904-1303 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Sincerely,

ENERGY AND WATER DEVELOPMENT CORP.

By:     /s/ Irma Velazquez

Irma Velazquez

Chief Operating Officer

cc:     Amy K. Maliza, di Santo Law PLLC

7901 4th St. N STE 4174 St. Petersburg, FL 33702, USA

FEI/EIN Number 65-0913886 – Tel. +17276779408 –

info@eawctechnologies.com – www.eawctechnologies.com